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                                                                       EXHIBIT 4

              ENHANCED GUARANTEED MINIMUM DEATH BENEFIT (EGMDB)

    Made a part of the Contract to which it is attached ("this Contract").

The following shall be inserted into Section 2.13 DEATH OF ANNUITANT. It replaces the first paragraph of Section 2.13. It also replaces the "Increased Guaranteed Minimum Death Benefit" rider Form DBA-2 which was attached to your Contract.

   The payment of the death benefit will occur upon receipt of: (1) Proof, satisfactory to LNL, of the death of the Annuitant; (2) Written authorization for payment; and (3) Receipt by LNL of all required claim forms, fully completed. LNL will then pay to the Beneficiary a Death Benefit equal to the greater of the following two amounts:

     a) the current value of the Contract as of the date on which the death claim is approved for payment as described above; or

     b) for Annuitant ages up to and including 75: the highest account value at the time of fund valuation on any policy anniversary date following election of this rider.

        for Annuitant ages over 75: the highest account value at the time of fund valuation on any policy anniversary date up to and including age 75 following election of this rider.

        The highest account value is adjusted for certain transactions. It is increased by Purchase Payments and is decreased by partial withdrawals, partial annuitizations, and premium taxes incurred subsequent to such policy anniversary date on which the highest account value occurred.

   For benefits to be payable under the EGMDB, due proof of the death of the Annuitant must be received before a choice is made to receive proceeds under an Annuity Payment Option. Once the Annuity Payment Option has been elected, the EGMDB will be discontinued and the charge for this benefit will cease.

   Due proof of death may be a certificate of death, a certified copy of the statement of death from the attending physician, a certified copy of a decree of a court of competent jurisdiction as to the finding of death, or any other proof of death that is acceptable to LNL.

   The EGMDB takes effect as of the time of fund valuation on the next policy anniversary date following the election of this benefit. For an election of this benefit made on any policy anniversary date or at Contract inception, the EGMDB takes effect at the time of fund valuation on that date.

   There is a daily charge for this benefit at an annual rate of 0.15%, which is deducted from the Gross Investments Rate of each sub-account. The charge will begin at the time of fund valuation on the policy anniversary date following the election of this rider. This charge will continue for all future Contract years, including years following age 75, unless the Owner elects to discontinue this benefit.

   After this benefit has been elected, the Owner may discontinue it at any time. If discontinued, the benefit will terminate at the time of fund valuation on the next policy anniversary date. The 0.15% annual charge will also cease when the benefit terminates. If the Owner elects to discontinue this benefit, the first paragraph of Section 2.13 will be reinstated in its original form prior to election of this rider. Rider Form DBA-2 will also be reinstated in its entirety. If the Owner elects to discontinue this benefit on a policy anniversary date, the benefit and the charge will terminate at the time of fund valuation on that date. Once discontinued, the Owner may not re-elect this benefit.

The following shall be inserted into Section 1.04 NET INVESTMENT RATE AND NET INVESTMENT FACTOR following the sixth paragraph:

   For any period in which the EGMDB is in effect, the Net Investment Rate for each sub-account is equal to the Gross Investment Rate of the Fund less a daily charge. The daily charge is deducted at an annual rate of 1.50% on each day of the Valuation Period. The Net Investment Rate is then adjusted, plus or minus, for any taxes imposed due to the operation of the Variable Account. This daily charge of 1.50% consists of 1.25% for mortality and distribution expense risks, 0.15% for the EGMDB rider, and 0.10% for administrative expenses.

                 The Lincoln National Life Insurance Company


                        Nancy J. Alford, Vice President


Form DBA-4 1/97